

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

Via E-mail
Alan B. Levan
Chairman, Chief Executive Officer and President
BFC Financial Corporation
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, FL 33301

> **Re: BFC Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed July 19, 2013**
> **File No. 333-190036**

Dear Mr. Levan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed on July 19, 2013

General

1.   Please provide us with copies of the board books that were provided to the respective boards of directors and any additional financial projections that may have been exchanged.

Proxy/Prospectus Cover Page

2.   Revise to indicate the maximum number of shares of BFC's Class A Common Stock estimated to be issuable upon the completion of the merger.

3.   We note your statement that BFC's Class A Common Stock is currently traded on the OTCQB. Please revise to identify the trading symbol for those securities on the cover page of the prospectus pursuant to Item 501(b)(4) of Regulation S-K.

4.   Please revise the fifth paragraph to disclose that BBX Capital's shareholders have dissenter/appraisal rights. Additionally, add a reference to the Q&A on page iv and the Appraisal Rights section on page 89.

Table of Contents

5.   Please revise the table of contents to include page numbers for each section of the prospectus.

Risk Factors

General

6.   Revise the risk factors to remove the language that might mitigate the risk. For example, refer to the second full risk factor on page 29, the first risk factor on page 38 and the first full risk factor on page 41.

The Merger

Background of the Merger, page 60

7.   Discuss further the negotiation of the following items:

- the exchange ratio of BFC's Class A Common Stock for each share of BBX Capital's Class A Common Stock; and

- the deal protection provisions.

In particular, your revised disclosure should explain why the exchange ratio was increased from 5.3 to 5.39 shares of BFC's Class A Common Stock for each share of BBX Capital's Class A Common Stock.

8.   Please discuss whether BBX Capital's special committee considered potential business combinations with third parties other than BFC. Also explain why BBX Capital's special committee decided to pursue a business combination with BFC rather than other third parties.

9.   You disclose that attorneys from Stearns Weaver and Hogan Lovells discussed and negotiated "certain of the proposed terms of the merger agreement" on May 1, 2013,

further negotiated the terms on May 6, 2013 and finalized the merger terms at a later date. Please disclose in greater detail the terms that were negotiated, revised and agreed upon.

Trading of BFC's Class A Common Stock, page 81

10.   Please revise to clarify your intention with respect to applying to list your shares on a national exchange or seeking to have the shares quoted on a quotation service.

Exhibit 99.3

11.   We note that the consent of Sandler O'Neill & Partners, L.P., filed as Exhibit 99.3, does not comply with Rule 436(a) of the Securities Act of 1933, as the consent does not expressly state that Sandler consents to the *quotation or summarization* of its opinion in the registration statement. Please refile the consent with the proper representation.

Documents Incorporated by Reference

BFC Financial Corporation December 31, 2012 Form 10-K

Consolidated Statements of Operations, page F-6

12.   Please tell us how you determined that the $29.9 million gain on extinguishment of debt related to Carolina Oak recognized in 2012 should not be presented in discontinued operations. Please provide us all the relevant facts and circumstances and the accounting guidance that you considered.

13.   Please tell us how you determined that the $11.3 million gain on the settlement of an investment in a subsidiary and $11.6 million gain on the extinguishment of debt related to Core Communities recognized in 2011 should not be presented in discontinued operations. Please provide us all the relevant facts and circumstances and the accounting guidance that you considered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn S. McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
John K. Grelle
Alison W. Miller, Esq.